

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2008

Mr. Guy A. Childs
Vice President and Chief Financial Officer
The Spectranetics Corporation
96 Talamine Court
Colorado Springs, Colorado 80907

      Re: **The Spectranetics Corporation**
             Form 10-K for the fiscal year ended December 31, 2007
             Filed March 17, 2008
             File No. 000-19711

Dear Mr. Childs:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Kevin L. Vaughn
                Accounting Branch Chief